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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

ELOQUENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290140 10 2

(Cusip Number)

Copies to:

ONSET Ventures	Jodie Bourdet, Esq.
2400 Sand Hill Road	Cooley Godward LLP
Suite 150	One Maritime Plaza, 20th Floor
Menlo Park, CA 94025	San Francisco, CA 94111
(650) 529-0700	(415) 693-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290140 10 2

1.	Name of Reporting Person: ONSET Enterprise Associates II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 290140 10 2

1.	Name of Reporting Person: OEA II Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 290140 10 2

1.	Name of Reporting Person: ONSET Enterprise Associates III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 290140 10 2

1.	Name of Reporting Person: OEA III Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 290140 10 2

1.	Name of Reporting Person: ONSET Venture Services Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 290140 10 2

1.	Name of Reporting Person: Robert F. Kuhling, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 290140 10 2

1.	Name of Reporting Person: Terry L. Opdendyk		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	SECURITY AND ISSUER

Item 2.	IDENTITY AND BACKGROUND

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (the “Shares”) of Eloquent, Inc., a Delaware corporation (the “Company”), and is filed by ONSET Enterprise Associates II, L.P. (“ONSET Associates II”), ONSET Enterprise Associates III, L.P. (“ONSET Associates III”), ONSET Venture Services Corporation (“ONSET Venture Services”, known collectively with ONSET Associates II and ONSET Associates III as the “ONSET Funds”), OEA II Management, L.P. (“OEA II”), OEA III Management, L.L.C. (“OEA III”), Terry L. Opdendyk, and Robert F. Kuhling, Jr. to amend the Schedule 13D filed with the Securities and Exchange Commission on January 21, 2002 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented with the following information:

      On March 14, 2003, at a special meeting of the stockholders of the Company, a majority of the stockholders voted to adopt the Merger Agreement. The Merger was consummated on March 20, 2003. As a result of the Merger: (a) Acquiror was merged with and into the Company, with the Company continuing as the surviving corporation and Acquiror ceasing its corporate existence ; (b) each of the 100 issued and outstanding shares of Acquiror were converted into one share of common stock of the surviving corporation; and (c) each share of Common Stock of the Company (other than shares of Common Stock of the Company held by the Company as treasury stock or by Parent or any of its subsidiaries, and other than shares of Common Stock of the Company held by any stockholder who properly exercised appraisal rights under applicable Delaware or California law,) was converted into the right t o receive $0.345, subject to the Indemnity Escrow Amount, as that term is defined in the Merger Agreement. As a result of the Merger, the Subject Shares of the ONSET Funds and Mr. Opdendyk were converted into the right to receive $0.345 per share and the ONSET Funds and Mr. Opdendyk own 0.0% of the issued and outstanding shares of Common Stock of the Company.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) are amended and restated in their entirety as follows:

ONSET Enterprise Associates II, L.P. (“OEAII”)

OEA II Management, L.P. (“OEAIIM”)

ONSET Enterprise Associates III, L.P. (“OEAIII”)

OEA III Management, L.L.C. (“OEAIIIM”)

ONSET Venture Services Corporation (“OVSC”)

Robert F. Kuhling, Jr. (“RFK”)

Terry L. Opdendyk (“TLO”)

		OEAII	OEAIIM	OEAIII	OEAIIIM	OVSC	RFK	TLO

(a)	Beneficial Ownership	-0-	-0-	-0-	-0-	-0-	-0-	-0-
(a)	Percentage of Class	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
(b)	Sole Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-
(b)	Shared Voting Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-
(b)	Sole Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-
(b)	Shared Dispositive Power	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.	DESCRIPTION

A	Agreement of Joint Filing
99.3	Press release issued by Open Text, Inc. , dated March 20, 2003, announcing consummation of the Merger (incorporated by reference to Exhibit 99.2 of Form 8-K filed by Open Text March 21, 2003).

Item 8.	SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2003

ONSET ENTERPRISE ASSOCIATES II, L.P.	ONSET ENTERPRISE ASSOCIATES III, L.P.

By: OEA II Management, L.P. Its general partner	By: OEA III Management, L.L.C. Its general partner

By: /s/ Terry L. Opdendyk General Partner	By: /s/ Terry L Opdendyk Managing Director

OEA II MANAGEMENT, L.P.	OEA III MANAGEMENT, L.L.C.

By: /s/ Terry L. Opdendyk General Partner	By: /s/ Terry L. Opdendyk Managing Director

ONSET VENTURE SERVICES CORPORATION

By: /s/ Terry L. Opdendyk Chairman

/s/ Robert F. Kuhling, Jr. Robert F. Kuhling, Jr.

/s/ Terry L. Opdendyk Terry L. Opdendyk

EXHIBIT A

AGREEMENT OF JOINT FILING

     We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of us.

March 27, 2003

ONSET ENTERPRISE ASSOCIATES II, L.P.	ONSET ENTERPRISE ASSOCIATES III, L.P.

By: OEA II Management, L.P. Its general partner	By: OEA III Management, L.L.C. Its general partner

By: /s/ Terry L. Opdendyk General Partner	By: /s/ Terry L Opdendyk Managing Director

OEA II MANAGEMENT, L.P.	OEA III MANAGEMENT, L.L.C.

By: /s/ Terry L. Opdendyk General Partner	By: /s/ Terry L. Opdendyk Managing Director

ONSET VENTURE SERVICES CORPORATION

By: /s/ Terry L. Opdendyk Chairman

/s/ Robert F. Kuhling, Jr. Robert F. Kuhling, Jr.

/s/ Terry L. Opdendyk Terry L. Opdendyk